

Kaplan Voekler
Cunningham & Frank PLC

T. Rhys James
Direct Dial: 804.525.1780
Direct Fax: 804.525.1880

rjames@kv-legal.com

August 2, 2013

VIA FEDEX OVERNIGHT

Stacie Gorman
Attorney-Advisor
Filer Desk
Mail Stop 3040
100 F Street, N.E.,
Washington, DC 20549

> Re: **Allegiancy, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 2, 2013**
> **File No. 024-10354**

Dear Ms. Gorman:

On behalf of Allegiancy, LLC, a Delaware limited liability company (the "Issuer"), I am submitting the following letter to the U.S. Securities and Exchange Commission (the "Commission") in response to the comment letter dated July 10, 2013 (the "Comment Letter") to the Issuer's Offering Statement on Form 1-A filed on June 12, 2013 (the "Offering Statement") received from the staff of the Division of Corporation Finance (the "Staff") of the Commission. Enclosed herewith for filing, please find seven copies of Amendment No. 1 to the Offering Statement ("Amendment No. 1"), which includes changes to reflect responses to the Staff's comments. For the Staff's ease of review, we have also provides seven additional copies of Amendment No. 1, each marked to show changes against the Offering Statement.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 1.

Commission's Request 1. *Please send all amendments and correspondence to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549.*

Website: www.kv-legal.com
Richmond Office | 7 East 2nd Street | Richmond, VA 23224 | Phone: 804.423.7921
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470
Alexandria Office | 439 North Lee Street | Alexandria, VA 22314 | Phone: 572.527.1300 | Fax: 571.527.1319
Houston Office | 395 Sawdust Road, Suite 2137 | The Woodlands, TX 77380 | Phone: 281.702.2137

Issuer's Response:

The Issuer undertakes to send all correspondence and clean and redlined copies of amendments to the aforementioned address.

Commission's Request 2. *We note that your proposed offering involves the issuance of a minimum of 250,000 Class A units for $2,500,000 and a maximum of 500,000 Class A units for $5,000,000 as well as dealer-manager warrants for additional consideration. Please note that General Instruction I to Form 1-A strictly limits the aggregate offering amount of securities which may be sold in any twelve month period to $5,000,000. Please tell us how you comply with maximum aggregate offering amount requirements of Regulation A.*

Issuer's Response:

In response to the Staff's comment, the Issuer has reduced the maximum aggregate offering amount for the Class A Units from $5,000,000 to $4,999,970. The dealer-manager warrants have been adjusted to be for an amount of underlying Class A Units equal to 4.6% of the Class A Units issued pursuant in the offering. This results in dealer-manager warrants for the purchase of a maximum of 23,000 underlying Class A Units being issuable. The purchase price for dealer-manager warrants is $0.001 per underlying Class A Unit resulting in maximum proceeds from the sale of the dealer-manager warrants of $23.00. Therefore, by reducing the maximum offering amount of Class A Units to $4,999,970, the Issuer remains below the maximum aggregate offering amount requirements of Regulation A.

Commission's Request 3. *We note that you have the right to convert the Class A Members Units to Class B Member Units at the end of 5 years. Please provide a detailed explanation as to why the conversion to the Class B Member Units should not be integrated into this offering.*

Issuer's Response:

The Issuer is aware of the Commission's position with respect to securities convertible at the option of the issuer as set forth in Compliance and Disclosure Interpretation 103.04, in pertinent part as follows:

> Where securities are convertible only at the option of the issuer, the underlying securities must be registered at the time the offer and sale of the convertible securities are registered since the entire investment decision that investors will be making is at the time of purchasing the convertible securities. The security holder, by purchasing a convertible security that is convertible only at the option of the issuer, is in effect also deciding to accept the underlying security. [Aug. 14, 2009]

In the case of the Issuer, it intends to offer its Class A Units to the public pursuant to the exemption found under Regulation A, and the Issuer will have the right to convert the offered Class A Units to Class B Units after the fifth anniversary of the initial closing under the offering.

However, the Issuer does not believe that an investor is making an investment decision with respect to the Class B Units at the time of his purchase of the Class A Units.

The Issuer is required to redeem up to all of the Class A Units issued to each investor in the offering, pursuant to the put right exercisable only by each investor in years 2-4 after the initial closing of the offering. As such, an investor could elect to have its entire investment redeemed prior to the date on which the Issuer will be permitted to convert the Class A Units into the Class B Units at the Issuer's option. Based on this fact, the Issuer believes that an investor in the Class A Units is *not* making an investment decision with respect to the Class B Units at the time it purchases the Class A Units. An investor will not make any investment decision with respect to the Class B Units until such time as that investor declines to request redemption of its Class A Units, and, therefore, will not have decided to accept the underlying security at the time it purchases Class A Units.

For this reason, the Issuer does not believe that the conversion to the Class B Units should be integrated into this offering.

Commission's Request 4. *We note that throughout your offering circular you refer to multiple closing dates for the offering. For example only, on the cover page of your offering circular, you reference "each closing date of this offering" and the "initial closing of the offering." Please revise your disclosure throughout your offering circular to define and discuss each of the closings of the offering.*

Issuer's Response:

In its Amendment No. 1 the Issuer has revised the offering circular to describe in further detail the circumstances and timing of the initial closing and subsequent closings for the offering. The revisions indicate that the initial closing date for the offering will occur when subscriptions for the minimum offering amount of $2,500,000 (or 250,000 Offered Units) have been received and accepted by the Company and deposited with the Issuer's escrow agent. The Issuer has clarified that subsequent closings will be held on a rolling basis upon the acceptance of additional subscriptions following the initial closing.

Commission's Request 5. *Please ensure that your cross-references throughout the offering statement are clear and consistent. For example only, we note on page 34 you have a cross reference to the "Description of Offered Securities" section within the "Description of Offered Securities" section and on page 40 you have a cross reference to the "Redemption of Offered Units" section within the "Redemption of Offered Units" section.*

Issuer's Response:

In Amendment No. 1, the Issuer has corrected all improper cross references.

Commission's Request 6. *We note that throughout your offering circular you refer to REVA Management Advisors, LLC ("RMA") as your predecessor entity. However, we note that your acquisition of the membership interests of RMA will not occur until you have sold the minimum number of your Class A units in the offering and is subject to the approval of your independent manager. Please revise your disclosure throughout your offering circular, as appropriate, to reflect that RMA is not currently your predecessor entity.*

Issuer's Response:

In Amendment No. 1, the Issuer has revised the offering circular to remove all references to RMA as the Issuer's predecessor entity.

Commission's Request 7. *We were unable to locate the disclosures required by Item 7 of Offering Circular Model B of Form 1-A. Please revise your disclosure as appropriate or advise.*

Issuer's Response:

In response to the Staff's comment, the Issuer has included the disclosure required by Item 7 of Offering Circular Model B of Form 1-A on page 28 under "**DESCRIPTION OF OUR PROPERTY**."

Commission's Request 8. *Please provide disclosure regarding the material federal tax consequences and provide a tax opinion or tell us why you do not believe this is required. Please refer to Compliance and Disclosure Interpretation 128.07 for Securities Act Forms.*

Issuer's Response:

The Issuer is a limited liability company. As such, it would be taxed as a partnership unless electing to be taxed as a corporation. The issuer has filed with the Internal Revenue Service to be taxed as a subchapter C corporation effective as of June 30, 2013. We would refer the Staff to the Issuer's disclosure set forth on page 9 of Amendment No. 1. Therefore, the Issuer does not believe that material tax consequences of an investment in the Class A Units exist.

Commission's Request 9. *The guidelines provided by Securities Act Release No. 33-6900 on limited partnership reorganizations and offerings of limited partnership interests and Industry Guide 5 are relevant to offerings of limited liability company membership interests. Please review and revise your filing as applicable to comply with the release and guide. For example, see part II.A.3.a of the release for examples of risks that you should consider highlighting on the offering circular cover page. Please also refer to Compliance and Disclosure Interpretation 128.05 for Securities Act Forms.*

Issuer's Response:

The Issuer acknowledges the Staff's comments relative to the application of Securities Act Release No. 33-6900 and Industry Guide 5 to offerings of limited liability company membership interests. The Issuer has revised the cover page of its offer circular to include a bulleted list of summary risk factors in accordance with Securities Release No. 33-6900. Other than such adjustment, the Issuer believes that its disclosure complies with the applicable guidelines set forth in Securities Act Release No. 33-6900.

It should be noted that the Issuer does not own or intend to invest in real estate nor is it engaging in a roll-up transaction, so many of the guidelines provided in Securities Act Release No. 33-6900 and Industry Guide 5 are not applicable to the Issuer. The Issuer has elected to be taxed as a corporation, rather than as a partnership, so additional guidelines relative to the taxation of limited partnerships are also inapplicable. The Issuer will have a board of managers, with far more in common with the board of directors of a corporation, instead of a general partner, so the Issuer believes that the guidelines specific to general partners to also be inapplicable.

Part I – Notification

Item 1. Significant Parties, page ii

Commission's Request 10. *With regard to your disclosure pursuant to Item 1(e), please also identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as Continuum Capital, LLC.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure in Item 1(e) to disclose that Stevens M. Sadler has voting and investment power with respect to the membership interests in the Issuer owned by Continuum Capital, LLC.

Item 5. Unregistered Securities Issued or Sold Within One Year,, page xi

Commission's Request 11. *Please specify the name of the issuer that issued the unregistered securities as required by Item 5(a)(1)of Part I of Form 1-A.*

Issuer's Response:

In response to the Staff's comment, the Issuer has clarified that its name is Allegiancy, LLC in Item 5(a)(1) of Part I of Form 1-A.

Commission's Request 12. *We note that you are relying on Section 4(2) of the Securities Act for the issuance of Class B Units to Continuum and Chesapeake. Please clarify the exemption being relied upon by Continuum and Chesapeake for the issuance of RMA's shares to you.*

Issuer's Response:

RMA is not issuing its membership interests to the Issuer as the membership interests were previously issued to Continuum Capital, LLC ("Continuum") and Chesapeake Realty Advisors, LLC ("Chesapeake"). Continuum and Chesapeake are then transferring their membership interests in RMA to the Issuer in exchange for Class B Units. Therefore, since there is not an issuance of securities with respect to the transaction at issue, no registration exemption is necessary.

Part II – Offering Circular

Cover Page of Offering Circular

Commission's Request 13. *Please revise the cover page of your offering circular to include the information required by Item 1 of Offering Circular Model B of Form 1-A. For example only, please include the issuer's phone number and the approximate date of commencement of the proposed sale to the public.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised the cover page of its offering circular to include its phone number, the approximate date of commencement of sales under the offering, and bulleted summary risk factors.

Commission's Request 14. *We note your table on the cover page of your offering circular disclosing the price to the public, the underwriting discounts, commissions and expense reimbursements and the proceeds to the company. We also note that proposed offering is a minimum/maximum offering. Please revise your disclosure to combine the tabular presentation for minimum/maximum offerings required by item 2(a) of Offering Circular Model B in form 1-A with the table you have included. Please also revise your footnote to the table to include a cross-reference to a more complete description of the dealer-warrants in the offering circular. Please refer to Instruction 2 to Item 2(a) of Offering Circular Model B of Form 1-A. In addition, please include the amount of offering expenses to be borne by the issuer, including underwriting expenses to be borne by the issuer, as a footnote to the table. Please refer to Item 2(c) of the Offering Circular Model B of Form 1-A.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised table and footnotes thereto set forth on the cover page of the offering circular.

Commission's Request 15. *We note your disclosure on the cover page of your offering circular and elsewhere that your "dealer-manager will also have the right, but not the obligation, to purchase warrants from [y]our company evidencing the right of [y]our dealer-manager to purchase a number of Class B Units in [y]our company equal to ten percent (10%) of the number of Offered Units issued on each closing date of this offering for $0.001 per Class B Unit underlying the warrants." Please revise your disclosure to clearly identify the price at which the dealer-manager can acquire the warrants, the number of warrants the dealer manager can acquire and the number of Class B units underlying each of the warrants.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure set forth on the cover page of the offering circular and elsewhere therein with respect to the Underwriter Warrants.

How to Subscribe, page 3

Commission's Request 16. *In the first bullet point, we note that the disclosure infers that an investor has reviewed the offering circular prior to investing. Please revise to clarify that an investor should review the offering circular. Please note that a unit holder should not be required to acknowledge he/she has "read," "reviewed' or "understands" all of the terms of the offering.*

Issuer's Response:

In Amendment No. 1, the Issuer has revised the offering circular to state that investors should review the offering circular prior to subscribing and has removed all provisions which infer that an investor has reviewed and understands the offering circular.

Summary of the Offering Circular, page 5

General, page 5

Commission's Request 17. *We note your statement that you will acquire all of the membership interests of RMA concurrent with the initial closing of the offering. However, we also note that your disclosure on page 32 and elsewhere that the closing of the acquisition of RMA is subject to certain conditions. Please revise your disclosure, as appropriate, to reflect the fact that your acquisition of RMA is subject to certain conditions and to discuss such conditions.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure on pages 5, 34 and 37 of Amendment No. 1.

Commission's Request 18. *We note your discussion of your contributors' ownership percentages of Class B units and of the total outstanding membership interests of your company if the minimum offering amount is sold. We also note your disclosure on page xi that you issued 10 Class B units to Continuum Capital, LLC in connection with your formation. Please revise your disclosure to reflect these outstanding Class B units or advise. In addition, based on the information you have disclosed, we were unable to calculate that your contributors will each own 44.64% of the total outstanding membership interests of the company if the minimum offering amount is sold. Please revise your disclosure as appropriate or advise. Please make similar revisions to your disclosure on page 30 as appropriate.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure on pages 5 and 34-35 of Amendment No. 1.

Securities Offered, page 6

Commission's Request 19. *We note your disclosure that the Class A Units will be entitled to "receive a cumulative preferred return of six percent per annum…which cumulative preferred return shall accrue annually until paid." Please explain how you will fund the preferred return.*

Issuer's Response:

In response to the Staff's comment the Issuer has revised its disclosure on page 7 of Amendment No. 1 to indicate the following:

"All distributions will be funded from cash flow from our operations. **The receipt of Class A Members' preferred return is predicated on our company having sufficient cash flow, in the sole judgment of our board of managers, to make distributions. There is no guarantee that the Class A Members will receive any or all of their preferred return.**"

Commission's Request 20. *We note your disclosure that if you elect to convert the Offered Units into Class B units, the holder of Class A units will receive that number of Class B units equaling $20.00 for each Class A unit converted. Please revise your disclosure to indicate how the $20.00 amount was determined. We also note your disclosure that the value of Class B*

units will be established using the most recent closing price for Class B units. Please revise your disclosure to discuss how the most recent closing price of Class B units will be determined.

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page 8 of Amendment No. 1.

Commission's Request 21. *We note that you have the right, after five years, to convert the Class A Units to Class B Units. Please expand your disclosure to highlight the differences between the Class A Units and Class B Units.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on pages 8-9 of Amendment No. 1.

Commission's Request 22. *Please disclose how you will notify investors of the "redemption dates."*

Issuer's Response:

In response to the Staff's comment please see the Issuer's revised disclosure on page 8 of Amendment No. 1.

Plan of Distribution, page 8

Commission's Request 23. *We note your disclosure on page 8 and elsewhere that your dealer-manager will receive a non-accountable due diligence, marketing and expense reimbursement fee of 1% of the offering proceeds and an accountable expense allowance of 1% in connection with its services as an underwriter. Please revise your disclosure to explain the difference between your accountable and non-accountable expense allowance or reimbursement. We also note your statement that your "dealer-manager" may also sell Offered Units as part of the selling group, thereby becoming entitled to selling commissions." Please revise your disclosure to explain how this selling commission is distinct from the 7% selling commission disclosed elsewhere.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page ___ of Amendment No. 1 and elsewhere indicating that our dealer-manager will receive non-accountable expense allowance regardless of its actual expenses incurred, but it will receive the accountable expense allowance only to the extent of expenses actually incurred with respect to the offering. In addition, please see the Issuer's revised disclosure on page iii and elsewhere

indicating that the selling commission which may be retained by the dealer-manager is not distinct from the 7% selling commission. Rather, by selling the Offered Units, the dealer-manager will become entitled to a portion of the 7% selling commission, which portion will be included within the aggregate selling commissions and not in addition thereto.

Risk Factors, page 11

Commission's Request 24. *Please revise the introductory paragraph to remove the reference to additional risks and to "factors set forth Elsewhere in this Offering Circular." Please clarify that you have included all material risks in this section.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page 12 of Amendment No. 1.

Commission's Request 25. *Your risk factor section includes a substantial number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you or remove the risk factors. Please refer to Item 3(a) of Offering Circular Model B of Form 1-A.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure in **RISK FACTORS** to eliminate the risk factors entitled:

1. *There are limitations regarding pro forma financial statements, projections, and valuations, which are based on assumptions and subject to uncertainty, and there can be no guarantee that the projected results will be achieved.*
2. *We may need to raise additional capital to support our continued growth.*

The Issuer believes that the remaining risk factors are not generic to any issuer or offering, but specifically applicable to the Issuer or companies similarly situated to the Issuer, for example a newly formed issuer engaging in a Regulation A offering.

Commission's Request 26. *Please revise to add risk factors, as applicable, to address the risks related to the following;*

- *your acquisition of all of the membership interests of RMA is subject to certain conditions and may not close;*

- *your management has the ability to exert significant control over you by virtue of their positions as managers as well as their ownership of significant amounts of membership interests; and*

- *upon conversion of the Class A Units to Class B Units, investors will lose their right to the preferred return and will lose the ability to dismiss management by a supermajority of the Class A Units.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised its disclosure to include risk factors relative to bullets #2 and #3 above on pages 16 and 17 of Amendment No. 1, respectively. With respect to bullet #1, in the Issuer's revised disclosure on page iv of Amendment No. 1, the Issuer has disclosed that no sale of Class A Units in the offering will occur unless all conditions to the closing of our acquisition of RMA have been met or waived. Therefore, the Issuer does not believe the risk factor set forth in bullet # 1 is necessary.

You will have only limited "major decision" rights regarding our..., page 15

Commission's Request 27. *We note your disclosure that your members will have only limited rights. Please revise your disclosure to identify or to include a cross-reference to a discussion regarding the "certain rights of [y]our members to consent" as well as the "major decisions" for which their consent is required.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page 16 of Amendment No. 1.

Investors may experience dilution in the future upon the exercise..., page 18

Commission's Request 28. *We note that the discussion in this risk factor references the term "you." Please clarify the meaning of the term "you" in this risk factor.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page 19 of Amendment No. 1.

Plan of Distribution, page 19

Marketing of Offered Units and Compensation of our Dealer-Manager..., page 19

Commission's Request 29. *We note you disclose that the Offered Units will be offered by broker-dealers. Please also clearly identify the principal underwriter in the offering. Please refer to Item 4(a) of Offering Circular Model B of Form 1-A.*

Issuer's Response:

In response to the Staff's comment, we have identified our dealer-manager, Moloney Securities Co., Inc. as our principal underwriter on page 21 of Amendment No. 1.

Estimated Use of Proceeds, page 22

Commission's Request 30. *We note footnote 4 to the table identifies that one of the uses of your offering proceeds will be "to make acquisitions of other asset managers." Please clarify whether you have identified any specific asset managers, other than RMA as discussed in footnote 3, that you plan to acquire with the offering proceeds.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page 24 of Amendment No. 1 indicating that the Issuer has not yet identified any specific asset managers that we plan to acquire using offering proceeds.

Description of Our Business, page 23

Commission's Request 31. *Please provide an organization structure chart.*

Issuer's Response:

In response to the Staff's comment, we have included an organizational chart of the Issuer on page 28 of Amendment No. 1.

RMA's Operations, page 23

Commission's Request 32. *We note your disclosure that RMA's portfolio consists of thirty buildings governed by eleven contracts. In Appendix C, we note that you have only identified 23 properties based on types/locations. Please advise or revise as appropriate. Please also ensure that you include disclosure in Appendix C regarding the new building added to RMA's portfolio.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page 25 indicating there are thirty-two managed buildings, which are now all identified on Appendix C.

Commission's Request 33. *We note your risk factor entitled "Certain of our affiliates possess ownership interests in properties which are currently managed by RMA..." on page 16. Please revise your discussion of RMA's business on page 23 to identify and discuss the portion of the RMA portfolio that involves the management of properties owned by affiliated entities. Please also identify the properties that are owned by affiliated entities in Appendix C to the offering circular.*

Issuer's Response:

In response to the Staff's comment, we have included a cross-reference to a more fulsome description of RMA's affiliated asset management agreement located on pages 37-38 within **INTEREST OF MANAGEMENT AND RELATED PARTIES AND OTHER CONFLICTS OF INTEREST.** In addition, the Issuer has revised Appendix C to identify properties that are owned by affiliated entities.

Commission's Request 34. *In Appendix C, please identify the properties that are contracted out to third party managers, and disclose the property management fees paid in connection with each property.*

Issuer's Response:

In response to the Staff's comment, please see the revised Appendix C, including disclosure regarding RMA's property management agreements, attached to Amendment No. 1.

Management, page 26

Commission's Request 35. *We note your disclosure identifies two individuals, David L. Moore and Christopher K. Sadler, who will be appointed to the board of managers and/or officer positions on or before the initial closing of the offering. Please confirm to us that these individuals have consented to act in the identified roles or revise your disclosure as appropriate. Please refer to Instruction 1 to Item 8(a) of Offering Circular Model B of Form 1-A.*

Issuer's Response:

The Issuer hereby confirms that Christopher K. Sadler has consented to act as a manager and Executive Vice President of the Issuer and the Issuer confirms that David L. Moore has consented to add as a manager of the Issuer.

Commission's Request 36. *Please revise your disclosure to identify the term that each of the individuals identified will serve on your board of managers and/or as officers and to briefly describe any arrangement or understanding between such individual and any other person pursuant to which such individual was selected or is to be nominated to the indentified office or position.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page 29 of Amendment No. 1.

Biographical Information, page 26

Commission's Request 37. *Please revise your disclosure of the business experience of each of your managers and executive officers to include the information required by Item 8(c) of Offering Circular Model B of Form 1-A. For example only, please provide the business experience during the past five years for each individual identified, including the individual's principal occupations and employment during that period with the month and year such experiences commenced and ended, the name and principal business of any corporation or organization in which such occupations and employment were carried on and the nature of the responsibilities undertaken by the individual in prior positions.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page2 29-30 of Amendment No. 1.

Remuneration of Executive Officers and Managers of Our Company, page 27

Commission's Request 38. *We note your disclosure that Stevens M. Sadler will receive remuneration in his capacities as "Manager and President" and that Christopher K. Sadler will receive remuneration in his capacities as "Manager and Executive Vice President." However, on page 26, you disclose that "Messrs. Sadler will receive compensation for acting in their capacities [as] our executive officers, but will not receive additional compensation as members of our board of managers." Please revise your disclosure to resolve this inconsistency or advise.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revisions to the table located on page 30 of Amendment No. 1.

Employment Agreements, page 28

Commission's Request 39. *Please revise your disclosure to clarify the positions for which each of Mr. Stevens Sadler and Mr. Christopher Sadler will execute employment agreements discussed (e.g. whether they will execute these agreements for their officer positions and/or their manager positions).*

Issuer's Response:

In response to the Staff's comment, please see the Company's revised disclosure on page 32 of Amendment No. 1.

Capitalization, page 30

Commission's Request 40. *Please revise your disclosure to provide the information required, in substantially the tabular format indicated, by Item 10 of Offering Circular Model B of Form 1-A regarding the security ownership prior to and after the offering of each of your officers and managers, your officers and managers as a group, and each shareholder who owns more than 10% of any class of your securities. For shares held to be held by legal entities, such as Continuum Capital, LLC and Chesapeake Realty Advisors, LLC, please also identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares.*

Issuer's Response:

In response to the Staff's comments, the Issuer has revised its tables on pages 34-35 of Amendment No. 1 to provide for the addresses of Continuum Capital, LLC and Chesapeake Realty Advisors, LLC, as well as to indicate the persons having voting and investment power with respect to the Class B Units in us owned or to be owned by Continuum Capital, LLC and Chesapeake Realty Advisors, LLC. Further, the Issuer has added rows for its current manager and officer and its manager and officer nominees, both individually and as a group, to the tables.

However, presenting the unit ownership on a before and after basis in tabular form is impractical as the font size resulting from the additional columns in the table would strain legibility. Further, the Issuer believes that a simple, narrative disclosure of the ownership of the Issuer prior to the initial closing of the offering presents the current ownership of the Issuer in the most concise and clear manner available. Therefore, the Issuer believes that its revised tabular presentation of its capitalization following the closing of the offering satisfies the requirement of Item 10 of Offering Circular Model B of Form 1-A to present the information regarding security ownership in substantially the tabular format indicated.

Interest of Management and Others in Certain Transactions and Other..., page 32

Commission's Request 41. *For each transaction or proposed transaction identified, please disclose the information required by Item 11 of Offering Circular Model B of Form 1-A. For example only, please name the related person and state his relationship to the issuer, the nature of the person's interest in the transaction and, where practicable, the amount of the person's interest in the transaction. Please also provide this disclosure for the RMA management contracts that are with affiliated entities.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure set forth on pages 37-38 of Amendment No. 1.

Description of Offered Securities, page 34

Commission's Request 42. *We note that according to Section 4.3 of your operating agreement included in Appendix A members do not have the right to voluntarily withdraw from the company. Please revise your disclosure to include a discussion of this provision in your offering circular.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised disclosure on page ___ of Amendment No. 1.

Commission's Request 43. *We note that each offered unit may be converted in Class B units and contains the right to purchase Class B units. In addition, we note that you are offering dealer-manager warrants, giving the dealer-manager the right to purchase Class B units. Please include the disclosure required by Item 12(c) of Offering Circular Model B of Form 1-A. Please also discuss the rights of and restrictions on Class B unitholders. For example only, please discuss any applicable restrictions on transferability on and rights of redemption and conversion of Class B unitholders.*

Issuer's Response:

In response to the Staff's comment, please see the Company's revised disclosure on page 39 of Amendment No. 1.

Additional Information and Documents, page 43

Commission's Request 44. *Please revise your disclosure regarding to the "Public Reference Section" to also state that the public may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.*

Issuer's Response:

In response to the Staff's comment, please see the Company's revised disclosure on page 48 of Amendment No. 1.

Index to Financial Statements, page F-1

Commission's Request 45. *We are unable to locate the Unaudited Balance Sheet of REVA Management Advisors, LLC as of March 31, 2013; please advise, or revise to include.*

Issuer's Response:

In response to the Staff's comment, the Issuer has included the Unaudited Balance Sheet of REVA Management Advisors, LLC on page F-31 of Amendment No. 1.

Commission's Request 46. *We note that Allegiancy, LLC is a limited liability company, and that Continuum Capital, LLC is the managing member. Please tell us why you have not included the balance sheet of Continuum Capital, LLC. For reference, please see related guidance on limited partnerships in Part F/S of Form 1-A.*

Issuer's Response:

In response to the Staff's comment, the Issuer first respectfully notes that Stevens M. Sadler, not Continuum Capital, LLC is currently the sole manager of Allegiancy, LLC. The Issuer also respectfully notes that it is a limited liability company, not a limited partnership, and that its current manager, and the prospective members of its board of managers, are fundamentally differently situated from general partners in partnerships.

The Issuer is organized as a Delaware limited liability company. Section 18-303 of the Delaware limited liability company act provides that, generally, unless made liable by the limited liability company agreement, no member or manager of a Delaware limited liability company will be obligated personally for the debts or obligations of the limited liability company solely by virtue of being a member or manager of the limited liability company. The Issuer's limited liability company agreement contains no provision providing for liability of its managers for its debts and obligations.

On the other hand, Section 17-403(b) of the Delaware Limited Partnership Act, by reference to the Delaware Revised Uniform Partnership Act, provides that general partners in limited partnerships are, generally, jointly and severally liable for the obligations of the partnership.

Further, there is no obligation of any manager under our limited liability company agreement to make capital contributions or cover any of our expenses. The Issuer currently has one natural person as a manager, and intends to have three natural persons as managers on or prior to the date of the initial closing under the offering. Because of the foregoing, the Issuer does not believe the aggregate net worths of its individual managers have any bearing on the Issuer's financial position nor should be disclosed in Part F/S.

Pro Forma Financial Statements, page F-8

Commission's Request 47. *Please tell us and disclose how you intend to account for the acquisition of REVA Management Advisors, LLC. Cite the accounting guidance you are relying upon.*

Issuer's Response:

The Issuer will account for the acquisition of REVA Management Advisors, LLC in accordance with FASB Accounting Standards Codification 805, Business Combinations.

Commission's Request 48. *Please revise your pro forma financial statements to comply with the requirements of Part F/S, (4) Pro Forma Financial Information, of Form 1-A for the format of your pro forma information. In your revised columnar presentation, please clearly indicate the periods presented and provide footnotes to the columns to explain the information presented (e.g., what the adjustments are for and how they were calculated). Additionally, please note that the pro forma statements of income should reflect the pro forma transactions as if they occurred at the beginning of the fiscal year presented.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised pro forma financial statements included in Part F/S of Amendment No. 1.

Appendix B – Purchaser Questionnaire and Subscription Agreement

Commission's Request 49. *The subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making any representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should note whether the company intends to assert the representations as a defense in any subsequent litigation. Please also revise your disclosure regarding the subscription agreement in the offering circular to include these items. We may have further comments.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised the Purchaser Questionnaire and Subscription Agreement with the requested legend as set forth on page 2 of the revised Purchaser Questionnaire and Subscription Agreement included as <u>Appendix B</u> to the offering circular included in Amendment No. 1.

Appendix C – Table of RMA's Portfolio Under Management

Commission's Request 50. *Please revise the information disclosed in the "Term of Property Management Agreement" column to include the date the agreement commenced and/or the date the agreement expires.*

Issuer's Response:

In response to the Staff's comment, the Issuer has revised <u>Appendix C</u> to include the requested information.

Part III – Exhibits

Exhibit Index

Commission's Request 51. *Please insure that your exhibit index includes all exhibits required by Item 2 of Part III of Form 1-A. For example only, please include the agreement between Maloney Securities Co., Inc. and the participating broker-dealers, the form of dealer-manager warrant, the consent of your legal counsel and the transfer agent agreement. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revised Exhibit Index. Counsel to the Issuer is not yet in position to file its legal opinion with respect to the legality of the Offered Units, and so a draft of that legal opinion has been included with this letter per the Staff's request.

With the exception of the Issuer's Amended and Restated Limited Liability Company Agreement and the Sales Agency Agreement, each of which the Issuer expects to execute and file prior to requesting qualification of the offering statement, the Issuer does not expect to file final, executed agreements prior to qualification of the offering statement of those documents indicated as "form of" on the Exhibit Index.

Signatures

Commission's Request 52. *Please revise your signature page to indicate the date on which the offering statement was signed. Please also revise your signatures to include both the signature of the issuer as well as the signatures of our chief executive officer, chief financial officer and a majority of the members of the board of managers. Please refer to the sample signatures and instruction 1 to the Signatures section of Form 1-A.*

Issuer's Response:

In response to the Staff's comment, please see the Issuer's revisions to its signature page. Please note that as of the date of Amendment No. 1 the Issuer has only one manager and one officer and does not have a chief financial officer at this time.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to my office. For your convenience, I have included a self-addressed, stamped envelope.

Thank you for your continued cooperation. To the extent you have any questions or need further information, please do not hesitate to call me.

Very truly yours,

T. Rhys James

cc: Stevens M. Sadler (via electronic mail)
      Robert R. Kaplan, Jr., Esq. (via electronic mail)
      Christopher J. Lange, Esq. (via electronic mail)

Enclosures



KVCF Kaplan Voekler Cunningham & Frank PLC

__________, 2013

Allegiancy, LLC
10710 Midlothian Turnpike, Suite 202
Richmond, Virginia 23235
Attn: Stevens M. Sadler, Manager

Re: Offering Statement on Form 1-A

Ladies and Gentlemen:

We have served as counsel to Allegiancy, LLC, a Delaware limited liability company (the "Company"), in connection with certain matters of Delaware law arising out of the qualification of __________ Class A Units of the Company's membership interest (the "Units"), to be issued and sold in a public offering. The Units are covered by the above-referenced Offering Statement and all amendments thereto (the "Offering Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "1933 Act") and Regulation A promulgated thereunder.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the "Documents"):

1. The Certificate of Formation of the Company, certified by the Secretary of State of the State of Delaware;

2. The Amended and Restated Limited Liability Company Agreement of the Company as filed with the Offering Statement; and

3. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party's obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and

Richmond Office | 7 East 2nd Street | Richmond, VA 23224 | Phone: 804.423.7921
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470
Alexandria Office | 439 North Lee Street | Alexandria, VA 22314 | Phone: 572.527.1300 | Fax: 571.527.1319
Houston Office | 395 Sawdust Road, Suite 2137 | The Woodlands, TX 77380 | Phone: 281.702.2137 | Fax: 866.862.1719

information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a limited liability company, duly organized and validly existing under and by virtue of the laws of the State of Delaware.

2. The Units, when and if issued against payment therefor in accordance with the Offering Statement, will be legally issued, fully paid and nonassessable.

The foregoing opinion is limited to the substantive laws of the State of Delaware, excluding the Delaware securities laws, and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Delaware. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Offering Statement.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the use of the name of our firm therein.

Very truly yours,

KAPLAN VOEKLER CUNNINGHAM & FRANK, PLC

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the "Escrow Agreement") is entered into and effective this _____ day of _____, 2013 by and among SunTrust Bank ("Escrow Agent" or "Bank"), Allegiancy, LLC, a Delaware limited liability company ("Allegiancy"), and Moloney Securities Co., Inc., a Missouri corporation ("Moseco" and, together with Escrow Agent and Allegiancy, the "Parties").

WHEREAS, Allegiancy plans to offer for sale to investors through Moseco and one or more selected dealers a minimum of 250,000 and up to a maximum of 499,997 Class A Units of Allegiancy (the "Securities");

WHEREAS, the Parties hereto desire for the Escrow Agent to open an account (the "Escrow Account") into which funds received from subscribers will be deposited with, and held and invested by, the Escrow Agent in accordance with this Escrow Agreement; and

WHEREAS, the term "Selected Dealers" as used herein shall include Moseco and all other selected dealers as part of the selling group in the offering. Moseco will enter into a separate Selected Dealers Agreement with the other selected dealers pursuant to which all Selected Dealers will agree to be bound by the terms of this Escrow Agreement. For purposes of communications and directives under this Escrow Agreement, the Escrow Agent need only accept those communications and directives made by Moseco.

NOW, THEREFORE, in consideration of the premises herein, the parties hereto agree as follows:

I.   Terms and Conditions

1.1.   Allegiancy and Moseco, as representative of the Selected Dealers, hereby appoint the Bank as their Escrow Agent and the Bank hereby accepts its duties as provided herein.

1.2.   Allegiancy and the Selected Dealers shall from time to time remit funds to the Escrow Agent, in the form of checks, drafts or money orders from subscribers made payable to "SunTrust Bank, as escrow agent for Allegiancy, LLC." Any check received which is made payable to any party other than the Escrow Agent, shall be returned to the purchaser who submitted the check and not accepted. Subscribers may also wire money directly to the Escrow Agent using the wire instructions below. All funds received by the Escrow Agent shall be held and invested as provided in this Escrow Agreement.

SunTrust Bank

ABA:

Account:

Account Name:

Reference:

Attention:

1.3. The "Escrow Period" shall begin on the date of this Escrow Agreement and shall terminate upon the earlier to occur of the following dates: (a) the date which is sixty (60) days after the date on which the Escrow Agent confirms that it has received in the Escrow Account gross proceeds of $2,500,000 in deposited funds (the "Minimum"); (b) December 30, 2013; or (c) the date upon which a determination is made by Allegiancy and Moseco to terminate the offering prior to receipt of the Minimum.

1.4. Moseco, on behalf of the Selected Dealers, agrees that it shall promptly deliver all monies received from subscribers for the payment of the Securities to the Escrow Agent for deposit in the Escrow Account together with a written account of each sale, which account shall set forth, among other things, the subscriber's name and address, the number of securities purchased, the amount paid therefor, and whether the consideration received was in the form of a check, draft, or money order.

1.5. Within two business days of receipt of written instructions, signed by an authorized representative of Allegiancy and Moseco (a list of whom are provided in <u>Exhibit A-1</u> and <u>Exhibit A-2</u>), the Escrow Agent shall disburse funds as provided in such written instructions, but only to the extent that funds are collected and available.

1.6. In the event the Escrow Agent does not receive the Minimum prior to the termination of the Escrow Period, the Escrow Agent shall refund to each subscriber the amount received from the subscriber, without deduction, penalty, or expense to the subscriber, and the Escrow Agent shall notify Allegiancy and Moseco, on behalf of the Selected Dealers, of its distribution of the funds. The purchase money returned to each subscriber shall be free and clear of any and all claims of Allegiancy or any of its creditors. In the event the Escrow Agent does receive the Minimum prior to termination of the Escrow Period, in no event will the funds in the Escrow Account be released to Allegiancy until such amount is received by the Escrow Agent in collected funds. For purposes of this Agreement, the term "collected funds" shall mean all funds received by the Escrow Agent which have cleared normal banking channels and are in the form of cash.

II.   Provisions as to Escrow Agent

2.1. This Escrow Agreement expressly and exclusively sets forth the duties of Escrow Agent with respect to any and all matters pertinent hereto and no implied duties or obligations shall be read into this Escrow Agreement against Escrow Agent. In performing its duties under this Agreement, or upon the claimed failure to perform its duties, the Escrow Agent shall have no liability except for the Escrow Agent's willful misconduct or gross negligence. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages. The Escrow Agent shall have no liability with respect to the transfer or distribution of any funds effected by the Escrow Agent pursuant to wiring or transfer instructions provided to the Escrow Agent in accordance with the provisions of this Agreement. The Escrow Agent shall not be

obligated to take any legal action or to commence any proceedings in connection with this Agreement or any property held hereunder or to appear in, prosecute or defend in any such legal action or proceedings.

2.2. Escrow Agent acts hereunder as a depository only, and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of the Escrow Agreement or any part thereof, or of any person executing or depositing such subject matter.

2.3. This Escrow Agreement constitutes the entire agreement between the Escrow Agent and the other parties hereto in connection with the subject matter of this Escrow Account, and no other agreement entered into between the parties, or any of them, shall be considered as adopted or binding, in whole or in part, upon the Escrow Agent, notwithstanding that any such other agreement may be deposited with Escrow Agent or the Escrow Agent may have knowledge thereof.

2.4. Escrow Agent shall in no way be responsible for nor shall it be its duty to notify any party hereto or any other party interested in this Escrow Agreement of any payment required or maturity occurring under this Escrow Agreement or under the terms of any instrument deposited therewith unless such notice is explicitly provided for in the Escrow Agreement.

2.5. Escrow Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, authorization, power of attorney or other paper or document which Escrow Agent in good faith believes to be genuine and what it purports, to be, including, but not limited to, items directing investment or non-investment of funds, items requesting or authorizing release, disbursement or retainage of the subject matter of the Escrow Agreement and items amending the terms of the Escrow Agreement.

2.6. Escrow Agent may consult with legal counsel in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in accordance with the advice of such counsel.

2.7. In the event of any disagreement between any of the parties to this Escrow Agreement, or between any of them and any other party, resulting in adverse claims or demands being made in connection with the matters covered by this Escrow Agreement, or in the event that Escrow Agent, in good faith, be in doubt as to what action it should take hereunder, Escrow Agent may, at its option, refuse to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, Escrow Agent shall not be or become liable in any way or to any party for its failure or refusal to act, and Escrow Agent shall be entitled to continue to refrain from acting until (i) the rights of all interested parties shall have been fully and finally adjudicated by a court of competent jurisdiction, or (ii) all differences shall have been adjudged and all doubt resolved by agreement among all of the interested parties, and Escrow Agent shall have been notified thereof in writing signed by all such parties. Notwithstanding the preceding, Escrow Agent may in its

discretion obey the order, judgment, decree or levy of any court, whether with or without jurisdiction, or of an agency of the United States or any political subdivision thereof, or of any agency of the Commonwealth of Virginia or of any political subdivision thereof, and Escrow Agent is hereby authorized in its sole discretion, to comply with and obey any such orders, judgments, decrees or levies. The rights of Escrow Agent under this sub-paragraph are cumulative of all other rights which it may have by law or otherwise.

    2.8. Allegiancy and Moseco, on behalf of the Selected Dealers, agrees to indemnify and hold harmless the Escrow Agent and each of the Escrow Agent's officers, directors, agents and employees (the "Indemnified Parties") from and against any and all losses, liabilities, claims, damages, expenses and costs (including attorneys' fees) of every nature whatsoever which any such Indemnified Party may incur and which arise directly or indirectly from this Agreement or which arise directly or indirectly by virtue of the Escrow Agent's undertaking to serve as Escrow Agent hereunder; provided, however, that no Indemnified Party shall be entitled to indemnity in case of such Indemnified Party's gross negligence or willful misconduct. The provisions of this section shall survive the termination of this Agreement and any resignation or removal of the Escrow Agent.

    2.9. In the event that any controversy should arise among the parties with respect to the Escrow Agreement or should the Escrow Agent resign and the parties fail to select another Escrow Agent to act in its stead, the Escrow Agent shall have the right to institute a bill of interpleader in any court of competent jurisdiction to determine the rights of the parties or, at the election of the Escrow Agent, deposit all property held under this Escrow Agreement into the registry of the court of competent jurisdiction and notify the parties of such deposit, and in either such even the Escrow Agent shall be discharged from all further duties as escrow agent under the terms of this Escrow Agreement.

    2.10. The Escrow Agent may resign at any time from its obligations under this Escrow Agreement by providing written notice to the parties hereto. Such resignation shall be effective on the date set forth in such written notice, which shall be no earlier than thirty (30) days after such written notice has been furnished. In the event no successor escrow agent has been appointed on or prior to the date such resignation is to become effective, the Escrow Agent shall be entitled to tender into the custody of any court of competent jurisdiction all funds and other property then held by the Escrow Agent hereunder and the Escrow Agent shall thereupon be relieved of all further duties and obligations under this Escrow Agreement. The Escrow Agent shall have no responsibility for the appointment of a successor escrow agent hereunder.

III.   Compensation of Escrow Agent

    3.1. Escrow Agent shall be entitled to reasonable compensation as well as reimbursement for its reasonable costs and expenses incurred in connection with the performance by it of services under this Escrow Agreement (including reasonable fees and expenses of Escrow Agent's counsel). Each of the undersigned parties, with the exception of Escrow Agent, hereby jointly and severally bind and obligate themselves to pay to Escrow Agent the compensation and reimbursement to which it is entitled and further agree that Escrow Agent

shall have a lien on the assets of the Escrow Account for payment of its fees and expense from the assets of the Escrow Account if they are not otherwise paid and without judicial action to foreclose the said lien. Escrow Agent's fee is as provided in <u>Exhibit B</u> to this agreement.

IV. Miscellaneous

4.1. If money is a part of the subject matter of this Escrow Agreement, then Escrow Agent shall make no disbursement, investment or other use of funds until and unless it has collected funds. Escrow Agent shall not be liable for collection items until the proceeds of the same in actual cash have been received or the Federal Reserve has given Escrow Agent credit for the funds.

4.2. Unless otherwise instructed in joint written instructions signed by Allegiancy and Moseco, the Escrow Agent shall invest all funds held pursuant to this Escrow Agreement in accordance with the Investment Selection Instructions set forth as <u>Exhibit C</u> hereto. The investments made under this agreement are to be made by the Escrow Agent, as directed, and the Escrow Agent shall not be liable to any party for any loss incurred in connection with any such investment. The Escrow Agent shall make its best effort to invest funds on a timely basis upon receipt of such funds. However, the Escrow Agent shall not be liable for compensation to any party related to funds which are held un-invested or funds which are not invested timely.

4.3. The Escrow Agent shall provide monthly reports of transactions and holdings to the Parties as of the end of each month, at the address provided by the Parties. On or before the execution and delivery of this Escrow Agreement, each of Allegiancy and Moseco shall provide to the Escrow Agent a completed Form W-9 or Form W-8, whichever is appropriate. Notwithstanding anything to the contrary herein provided, the Escrow Agent shall have no duty to prepare or file any Federal or state tax report or return with respect to any funds held pursuant to this Agreement or any income earned thereon.

4.4. Any notice, request for consent, report, or any other communication required or permitted in this Escrow Agreement shall be in writing and shall be deemed to have been given when personally delivered to the party specified and addressed as follows:

If to Escrow Agent: SunTrust Bank
                                      Attn: Escrow Services
                                      919 East Main Street, 7th Floor
                                      Richmond, Virginia 23219

If to Allegiancy: Allegiancy, LLC
                                        10710 Midlothian Tnpk., Suite G
                                      Richmond, Virginia 23235
                                      Attention: Stevens M. Sadler, President and CEO
                                      Phone #:(   )
                                      Fax #:   (   )

E-mail: steve@revacompanies.com
Tax identification #: _____

If to Moseco: Moloney Securities Co., Inc.
7 East Second Street, Suite 300
Richmond, Virginia 23224
Attention: James A. Riggs
Phone #:(804) 916-9070
Fax #: (804) 525-1784
E-mail: jriggs@moseco.com
Tax identification #: _____

Any party may unilaterally designate a different address by giving notice of each change in the manner specified above to each other party.

    4.5.   This Escrow Agreement is being made in and is intended to be construed according to the laws of the Commonwealth of Virginia. It shall inure to and be binding upon the parties hereto and their respective successors, heirs and assigns. All representations, covenants, and indemnifications contained herein shall survive the termination of this Escrow Agreement.

    4.6.   The terms of this Escrow Agreement may be altered, amended, modified or revoked only by an instrument in writing signed by all the parties hereto.

    4.7.   If any provision of this agreement shall be held or deemed to be or shall in fact, be illegal, inoperative or unenforceable, the same shall not affect any other provision or provisions herein contained or render the same invalid, inoperative or unenforceable to any extent whatsoever.

    4.8.   All titles and headings in this Agreement are intended solely for convenience of reference and shall in no way limit or otherwise affect the interpretation of any of the provisions hereof.

    4.9.   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

    4.10.   Contemporaneously with the execution and delivery of this Escrow Agreement and, if necessary, from time to time thereafter, Allegiancy and Moseco shall execute and deliver to the Escrow Agent a Certificate of Incumbency substantially in the form of Exhibit A-1 and Exhibit A-2 hereto (a "Certificate of Incumbency") for the purpose of establishing the identity and authority of persons entitled to issue notices, instructions or directions to the Escrow Agent on behalf of each such party. Until such time as the Escrow Agent shall receive an amended Certificate of Incumbency replacing any Certificate of Incumbency theretofore delivered to the Escrow Agent, the Escrow Agent shall be fully protected in relying, without further inquiry, on

the most recent Certificate of Incumbency furnished to the Escrow Agent. Whenever this Escrow Agreement provides for joint written notices, joint written instructions or other joint actions to be delivered to the Escrow Agent, the Escrow Agent shall be fully protected in relying, without further inquiry, on any joint written notice, instructions or action executed by persons named in such Certificate of Incumbency.

4.11 Moseco agrees that it shall transmit all checks or other funds or payments received from subscribers to the Escrow Agent by noon of the next business day following receipt thereof.

4.12 Allegiancy and Moseco agree that in the event the offering to which this Escrow Agreement relates is not consummated because the Minimum is not received, they shall promptly provide written instructions to the Escrow Agent to return subscriber funds promptly together with pro-rata interest thereon, in compliance with SEC Rule 10b-9, and subject to the receipt of such written instructions, the Escrow Agent agrees that it shall promptly return such funds, in accordance with said Rule.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT:

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When a client opens an account, Bank will ask for client's name, address, date of birth, or other appropriate information that will allow Bank to identify client. Bank may also ask to see client's driver's license or other identifying documents.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

SUNTRUST BANK, as Escrow Agent

By: _____

     Name (print): _____

     Title: _____

ALLEGIANCY, LLC

By: _____

     Name: Stevens M. Sadler
     Title: Chief Executive Officer

MOLONEY SECURITIES CO., INC.

By: _____

     Name: James A. Riggs
     Title: Executive Vice President

Certificate of Incumbency
(List of Authorized Representatives)

Client Name: Allegiancy, LLC

As an Authorized Officer of the above referenced entity, I hereby certify that each person listed below is an authorized signor for such entity, and that the title and signature appearing beside each name is true and correct.

Name	Title	Signature	Contact Number
Stevens M. Sadler	Chief Executive Officer	_____	( )

IN WITNESS WHEREOF, this certificate has been executed by a duly authorized officer on:

_____.
Date

By:_____

Name (print): _____

Its: Secretary

{00496604.1 }

Certificate of Incumbency
(List of Authorized Representatives)

Client Name: Moloney Securities Co., LLC

As an Authorized Officer of the above referenced entity, I hereby certify that each person listed below is an authorized signor for such entity, and that the title and signature appearing beside each name is true and correct.

Name	**Title**	**Signature**	**Contact Number**
James A. Riggs	Executive Vice President	_____	(804) 916-9070

IN WITNESS WHEREOF, this certificate has been executed by a duly authorized officer on:

_____.
                Date

By:_____

Name (print): _____

Its: _____

SunTrust Bank, as Escrow Agent

Schedule of Fees & Expenses

Acceptance/Legal Review Fee: $500 – one time only payable at the time of signing the escrow agreement

(Fee is waived if no legal review is needed)

The Legal Review Fee includes review of all related documents and accepting the appointment of Escrow Agent on behalf of SunTrust Bank. The fee also includes setting up the required account(s) and accounting records, document filing, and coordinating the receipt of funds/assets for deposit to the Escrow Account. This is a one-time fee payable upon execution of the Escrow Agreement. As soon as SunTrust Bank's attorney begins to review the escrow agreement, the legal review fee is subject to payment regardless if the parties decide to appoint a different escrow agent or a decision is made that the escrow agreement is not needed.

Administration Fee: $2,500 – payable at the time of signing the escrow agreement and on the anniversary date thereafter, if applicable

The Administration Fee includes providing routine and standard services of an Escrow Agent. The fee includes administering the escrow account, performing investment transactions, processing cash transactions (including wires and check processing), disbursing funds in accordance with the Agreement (note any pricing considerations below), and providing trust account statements to applicable parties for a twelve (12) month period. If the account remains open beyond the twelve (12) month term, the parties will be invoiced each year on the anniversary date of the execution of the Escrow Agreement. Additional fees will be billed for processing claim notices and/or objections. Extraordinary expenses, including legal counsel fees, will be billed as out-of-pocket. The Administration Fee is due upon execution of the Escrow Agreement. The fees shall be deemed earned in full upon receipt by the Escrow Agent, and no portion shall be refundable for any reason, including without limitation, termination of the agreement.

Out-of-Pocket Expenses: **At Cost**

Out-of-pocket expenses such as, but not limited to, postage, courier, overnight mail, insurance, money wire transfer, long distance telephone charges, facsimile, stationery, travel, legal (out-of-pocket to counsel) or accounting, will be billed at cost.

Note: This fee schedule is based on the assumption that the escrowed funds will be invested in one of the options listed on Exhibit C.

EXHIBIT C

To: SunTrust Bank

I direct and authorize you to invest all temporary cash and the portion of my account(s) that is appropriate to maintain in cash or cash equivalents in a SunTrust Bank deposit option or Federated Funds money market fund, as follows:

Check One:

☒ SunTrust Institutional Money Market Deposit Option   ☐ SunTrust Non-Interest Deposit Option

☐ Federated Prime Obligations Fund (POIXX)   ☐ Federated Tax Free Obligations Fund (TBIXX)

☐ Other:

I acknowledge and consent that:

1. I understand that investments in the SunTrust Institutional Money Market Deposit Option are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (the "*FDIC*"), in the standard FDIC insurance amount of $250,000, including principal and accrued interest. The Parties understand that deposits in the SunTrust Institutional Money Market Deposit Option are not secured. Further, I understand that the SunTrust Institutional Money Market Deposit Option has **monthly withdrawal/disbursement restrictions of a maximum of 6 per month** and that should the maximum be reached in any one calendar month, the funds will be moved to a SunTrust Bank non-interest bearing deposit option until the beginning of the following month unless an alternate investment vehicle is selected for this purpose.

   Alternate Investment Vehicle: _____

2. I may view prospectuses and other Federated fund materials, including fee information, at http://www.federatedinvestors.com/sc?link=products&templ=moneyMarketSearch&ut=unregistered_webuser.

3. SunTrust Bank may receive compensation in exchange for services ("fees for services") that it provides to various Federated money market mutual funds. These fees for services shall be in addition to, and will not reduce, SunTrust Bank's compensation. Such fees for services will not be paid directly by your account, but will be paid to SunTrust Bank by Federated. The fees for services are subject to change without notice.

4. I understand no transaction charge will be imposed on the account(s) listed below with respect to that portion of the account(s) invested in Federated Funds;

5. **I understand that investment funds, except for the SunTrust Deposit options, are not bank deposits and are not obligations of, or insured, endorsed or guaranteed by any SunTrust Bank or their affiliates, the Federal Deposit Insurance Corporation, the Federal Reserve**

Board or any other government agency. I further understand that investment in any mutual fund involves some investment risk, including the possible loss of principal.

6. I have full power to direct and authorize investments in account(s) identified below.

This direction and authorization shall continue in effect until revoked by written instruction delivered to the Bank. Until a replacement fund is provided to the Bank all funds will be held in cash.

Date:	
Account Name and Number:	
X	X
Name (printed or typed)	*Signature*